Exhibit 99.4

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 11 January 2006 it purchased for cancellation 146,000 of its ordinary shares at a price of 404.7008 pence per ordinary share.